UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinate Voting Stock

(Title of Class of Securities)

559211 10 7

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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This Amendment No. 20 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445327”), Bergenie Anstalt, MI Developments Inc. (“MID”) and 1346457 Ontario Inc. on September 20, 2003, as previously amended, with respect to the Class A Subordinate Voting Stock, par value $.01 per share (“MECA Shares”) of Magna Entertainment Corp., a Delaware corporation (the “Company”). This Amendment No. 19 is being filed to report that the stalking horse purchase agreement (the “Stalking Horse Bid”) originally entered into on March 5, 2009 by and among the Company, certain of the Company’s subsidiaries and MID, as amended, has been terminated as of April 20, 2009 and to report that the DIP Facility has been amended.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the MECA Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2.	Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust and 445327 (collectively, the “Reporting Persons”).

Item 4.	Purpose of the Transaction.

Item 4 is amended by adding the following:

MID and the Company and certain of its subsidiaries have terminated the Stalking Horse Bid for the purchase of certain of the Company’s assets in the context of the Company’s petition for reorganization under Chapter 11 of the United States Bankruptcy Code. Although the Stalking Horse Bid has been terminated, MID will continue to evaluate whether to bid on the Company’s assets during the course of the Chapter 11 sales process.

MID’s principal concern with respect to the MEC Chapter 11 process is to maximize its recovery on its secured loans to MEC. Although MID continues to be interested in acquiring assets from the Company, MID has agreed to withdraw the Stalking Horse Bid in response to objections raised by a number of parties in the MEC Chapter 11 process and with the intent of expediting that process. As the process moves forward, MID will continue to evaluate all opportunities to preserve the value of its secured loans to the Company, which may include MID bidding for certain of the Company’s assets.

In addition, the terms of the debtor-in-possession financing facility (the “the DIP Facility “) being provided to MEC by a wholly-owned subsidiary of MID (the “MID Lender”) have been amended to, among other things:

(i) extend the maturity from September 6, 2009 to November 6, 2009, in order to allow for a longer marketing period in connection with MEC’s asset sales;

(ii) reduce the principal amount available from US$62.5 million to US$38.4 million, with the reduction attributable to the fact that interest on the pre-petition indebtedness owed by MEC and its subsidiaries to the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash; and

(iii) provide that MEC has until May 4, 2009 to file a motion on the bid procedures relating to the asset sales.

The final terms of the debtor-in-possession financing facility were approved by a final order of the Bankruptcy Court on April 22, 2009.

The foregoing descriptions of the DIP Facility and the termination of the Stalking Horse Bid are qualified in their entirety by reference to the DIP Facility and waiver previously filed as an exhibit to the Schedule 13D and to the Waiver and First Amendment to the DIP Facility and the Termination Agreement, which are filed as Exhibit B and Exhibit C hereto, respectively, and which are incorporated herein by reference. A copy of the press release announcing the termination of the Stalking Horse Bid and the amendment of the DIP Facility is filed as Exhibit D hereto, and is incorporated herein by reference.

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None of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D, except as set forth herein. Each of the Reporting Persons intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company or otherwise, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The terms of the DIP Facility being provided to MEC by the MID Lender have been amended to, among other things:

(i) extend the maturity from September 6, 2009 to November 6, 2009, in order to allow for a longer marketing period in connection with MEC’s asset sales;

(ii) reduce the principal amount available from US$62.5 million to US$38.4 million, with the reduction attributable to the fact that interest on the pre-petition indebtedness owed by MEC and its subsidiaries to the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash; and

(iii) provide that MEC has until May 4, 2009 to file a motion on the bid procedures relating to the asset sales.

In addition, MID and the Company and certain of its subsidiaries have terminated the Stalking Horse Bid for the purchase of certain of the Company’s assets in the context of the Company’s petition for reorganization under Chapter 11 of the United States Bankruptcy Code.

The Waiver and First Amendment to the DIP Facility, Termination Agreement and press release announcing the amendment of the DIP Facility and the termination of the Stalking Horse Agreement are filed as Exhibits B, C and D hereto, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	Waiver and First Amendment to the Debtor-in-Possession Credit Agreement dated as of March 6, 2009, between Magna Entertainment Corp., as Borrower and the guarantors set forth on the signature pages thereof as Guarantors and MID Islandi SF., acting through its Zug branch, as the Lender.

Exhibit C	Termination Agreement, by and among Magna Entertainment Corp., Gulfstream Park Racing Association, Inc., GPRA Commercial Enterprises, Inc., GPRA Thoroughbred Training Center, Inc., MEC Land Holdings (California) Inc., MEC Maryland Investments, Inc., MEC Texas Racing, Inc., Pacific Racing Association, Racetrack Holdings, Inc., 30000 Maryland Investments LLC, Xpressbet, Inc., and MI Developments Inc., dated as of April 20, 2009.

Exhibit D	Press Release of MID dated April 20, 2009, (Incorporated by reference from Exhibit 1 to Form 6-K filed by MI Developments effective as of April 20, 2009).

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After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

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Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 23, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

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EXHIBIT B

WAIVER AND FIRST AMENDMENT

TO

DIP CREDIT AGREEMENT

This WAIVER AND FIRST AMENDMENT dated as of April 22, 2009 (this “First Amendment”) to the Debtor-in-Possession Credit Agreement dated as of March 6, 2009 (as the same may be amended, supplemented or otherwise modified from time to time, the “DIP Credit Agreement”) is entered into by and among MAGNA ENTERTAINMENT CORP., a Delaware limited partnership, as borrower (the “Borrower”), MID ISLANDI SF., a partnership formed under the laws of Iceland, acting through its Zug branch (the “Lender”), and the Golden Gate Fields Guarantors, the Santa Anita Guarantors, the Bowie Guarantor, the Laurel Guarantor, the Pimlico Guarantors, the Maryland Racing Guarantor, the Thistledown Guarantor, the Amtote Guarantors, the Gulfstream Guarantor, the Palm Meadows Training Guarantor, the Dixon Guarantor, the Ocala Guarantors, the Remington Guarantor and the Prince George Guarantor (collectively, the “Initial Guarantors”).

W I T N E S S E T H:

WHEREAS, the Borrower and the Lender have executed a waiver letter dated April 1, 2009 and a waiver letter dated April 9, 2009 relating to the DIP Credit Agreement (collectively, the “Waiver Letters”).

WHEREAS, the Lender and MEC Texas Racing, Inc., Racetrack Holdings, Inc. and XpressBet, Inc. (collectively, the “Additional Guarantors”) have entered into (i) a continuing guaranty dated as of April 8, 2009 (the “Guaranty”) and (ii) a pledge and security agreement dated as of April 8, 2009 (the “Pledge and Security Agreement”), each in favor of the Lender and its successors and assigns.

WHEREAS, pursuant to the DIP Credit Agreement, the Final Order was required to be filed prior to the date that was 45 days after the Petition Date.

WHEREAS, the failure to have the Final Order filed prior to the date that was 45 days after the Petition Date has resulted in certain Defaults and/or Events of Default (such Defaults or Events of Default, together with any Default or Event of Default that may exist by reason of any failure to deliver notice of such Default or Event of Default, collectively, the “Specified Events of Default”).

WHEREAS, the Borrower, the Lender and the Guarantors desire to further amend the DIP Credit Agreement on the terms and conditions set forth herein.

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NOW, THEREFORE, in consideration of the foregoing premises, the Borrower, the Lenders and the Administrative Agent agree as follows:

1. Definitions. Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the DIP Credit Agreement.

2. Waiver. As of the First Amendment Effective Date (as defined in Section 5 hereof), the Lender hereby waives the Specified Events of Default.

3. Amendment to Credit Agreement. As of the First Amendment Effective Date, the DIP Credit Agreement is hereby amended as follows:

(a) The third “WHEREAS” clause set forth in the recitals to the DIP Credit Agreement is hereby amended and restated in its entirety to read as follows:

“WHEREAS, the Borrower has requested that the Lender provide a senior secured, superpriority credit facility to the Borrower of up to THIRTY-EIGHT MILLION FOUR HUNDRED THOUSAND Dollars ($38,400,000) in the aggregate to fund the working capital requirements of the Debtors and for other purposes permitted under this Agreement during the pendency of the Chapter 11 Cases;”.

(b) The definitions of “Bid Procedures Order”, “Budget”, “DIP Tranche 2 Credit Commitment” and “Maturity Date” set forth in Section 1.1 of the DIP Credit Agreement are hereby amended and restated in their entirety to read as follows:

“Bid Procedures Order” has the meaning ascribed thereto in Section 9.1(g);

“Budget” means a six (6) month budget reflecting projected cash receipts, operating disbursements, payroll disbursements, non-operating disbursements and cash balances, prepared by the Borrower and attached hereto as Schedule B, as shall be amended, updated or supplemented from time to time by the Borrower with the prior written consent of the Lender in its sole discretion;

“DIP Tranche 2 Credit Commitment” means the commitment of the Lender to make Tranche 2 Advances hereunder, reduced from time to time pursuant to Sections 2.5 and 2.6. The initial amount of the Lender’s DIP Tranche 2 Credit Commitment is $25,000,000;

“Maturity Date” means the earliest of (i) eight (8) months from the date hereof, (ii) 48 days after the date on which the Chapter 11 Cases were filed with the Bankruptcy Court if by such date no Final Order has been entered, (iii) the acceleration of all or any portion of the Obligations pursuant to Section 9.2, and (iv) the effective date of a confirmed plan of reorganization, provided, however, that, in connection with subsection (i) above, the Maturity Date will be automatically extended for one month in the event that a chapter 11 plan has been confirmed by the Bankruptcy Court, but not yet consummated;”.

(c) Section 1.1 of the DIP Credit Agreement is hereby amended by deleting the definitions of “Asset Sale”, “Bid Procedures Motion”, “Purchase Agreement” and “Sale Order” set forth therein.

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(d) Section 2.13 of the DIP Credit Agreement is hereby amended and restated in its entirety to read as follows:

“The Borrower and the Initial Guarantors hereby acknowledge, effective upon entry of the Final Order and subject to the terms thereof, that the Borrower and the Guarantors or any of their Subsidiaries have no defense, counterclaim, offset, recoupment, cross-complaint, claim or demand of any kind or nature whatsoever that can be asserted to reduce or eliminate all or any part of the Borrower’s or Guarantors’ or any of its Subsidiaries’ liability to repay the Lender as provided in this Agreement or any other DIP Credit Document or to seek affirmative relief or damages of any kind or nature from the Lender in its capacity as Lender. Subject to the Orders, the Borrower and the Guarantors, each in their own right on behalf of their bankruptcy estates, and on behalf of all their successors, assigns, Subsidiaries and any Affiliates and any Person acting for and on behalf of, or claiming through them, (collectively, the “Releasing Parties”), hereby fully, finally and forever release and discharge the Lender, MID and their respective officers, directors, agents and attorneys, acting in such capacity (collectively, the “Released Parties”) from any and all past, present and future actions, causes of action, demands, suits, claims, liabilities, Liens, lawsuits, adverse consequences, amounts paid in settlement, costs, damages, debts, deficiencies, diminution in value, disbursements, expenses, losses and other obligations of any kind or nature whatsoever (the “Released Claims”), whether in law, equity or otherwise (including, without limitation, those arising under Sections 541 through 550 of the Bankruptcy Code and interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses, and incidental, consequential and punitive damages, including, without limitation, those payable to third parties), whether known or unknown, fixed or contingent, direct, indirect, or derivative, asserted or unasserted, foreseen or unforeseen, suspected or unsuspected, now existing, hereafter existing or which may heretofore accrue against any of the Released Parties, whether held in a personal or representative capacity, and which are based on any act, fact, event or omission or other matter, cause or thing occurring at or from any time prior to and including the date hereof in any way, arising out of or in connection with or relating to this Agreement, or any other DIP Credit Document, the Interim Order, the Final Order or the transactions contemplated hereby, and all other agreements, certificates, instruments and other documents and statements (whether written or oral) related to any of the foregoing. Notwithstanding anything to the contrary in this Agreement, Section 2.13 shall not apply and the Releasing Parties shall not release the Released Parties from any Released Claims arising from or relating to any suit, claim, cause of action brought or threatened (i) by any holder of any Equity Interest of MID in such capacity (“Shareholder Claims”); and (ii) by a party other than a Releasing Party as set forth in the Interim Order or the Final Order in respect of any Pre-Petition MID Secured Loans (collectively with Shareholder Claims, the “Excluded Claims”).”

(e) Section 6.1(bb) of the DIP Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(bb)	INTENTIONALLY OMITTED;”.

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(f) Section 7.2(j) of the DIP Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(j) Disposition of Assets. Except pursuant to a confirmed reorganization plan or except as specifically permitted under the Bid Procedures Order or an order of the Bankruptcy Court after notice and hearing, assign, transfer, convey, lease or otherwise alienate or dispose of any assets or properties, or any interest therein (financial or management) whether legal or equitable (or agree to do any of the foregoing), outside of the ordinary course of business consistent with past practice, without the prior written consent of the Lender;”.

(g) Section 8.2(a)(i) of the DIP Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(i) if the date of the Advance is 48 days or more after the entering of the Interim Order, the Bankruptcy Court shall have entered the Final Order on or before the date that is 48 days after the Petition Date,”

(h) Section 9.1(g) of the DIP Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(g)	the Borrower does not obtain an order of the Bankruptcy Court (the “Bid Procedures Order”), in form and substance reasonably acceptable to the Lender, on or before May 4, 2009;”.

(i) Section 9.1(h)(i) of the DIP Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(i) the bringing of a motion, taking of any action by the Borrower or any Guarantor in any Chapter 11 Case: (w) to obtain additional financing under Section 364(c) or (d) of the Bankruptcy Code not otherwise permitted pursuant to this Agreement; (x) to grant any Lien other than Permitted Lien upon or affecting any Collateral; (y) except as provided in the Interim Order or Final Order, as the case may be, to use cash collateral of the Lender under Section 363(c) of the Bankruptcy Code without the prior written consent of the Lender, provided that any motion seeking relief that would result in the Obligations being paid in full in cash shall not constitute an Event of Default; or”.

(j) Section 9.1(h)(iv) of the DIP Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(iv)	the Final Order is not entered before a date that is 48 days after the Petition Date; or”.

(k) Schedule B of the DIP Credit Agreement is hereby amended and restated in the form of Exhibit 1 hereto.

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4. Representations and Warranties. The Borrower hereby represents and warrants with respect to itself and its Subsidiaries taken as a whole on a consolidated basis, and each of the Initial Guarantors hereby makes the following representations and warranties with respect to itself and its Subsidiaries taken as a whole on a consolidated basis, that as of the First Amendment Effective Date:

(a) Each of the Borrower and each Initial Guarantor has the power and requisite authority to execute, deliver and perform its obligations under this First Amendment and the DIP Credit Agreement, and the Borrower and the Initial Guarantors are duly authorized to, and have taken all action necessary to authorize each of them to, execute, deliver and perform their respective obligations under this First Amendment and under the DIP Credit Agreement as amended hereby;

(b) None of the execution and delivery of this First Amendment, the consummation of any of the transactions herein, or the compliance with the terms and provisions hereof, will contravene or conflict, in any material respect, with any provision of law, statute or regulation to which the Borrower or any Guarantor is subject or any judgment, license, order or permit applicable to the Borrower or any Guarantor or any indenture, mortgage, deed of trust or other agreement or instrument to which the Borrower or any Guarantor is a party or by which the Borrower or any Guarantor may be bound, or to which the Borrower or any Guarantor may be subject. No consent, approval, authorization or order of any court or Governmental Authority or other Person is required in connection with the execution and delivery by the Borrower or any Guarantor of this First Amendment or to consummate the transactions contemplated hereby;

(c) This First Amendment and the DIP Credit Agreement as amended hereby are the legal and binding obligations of the Borrower and the Initial Guarantors, enforceable in accordance with their respective terms, subject to applicable bankruptcy law and general equitable principles (whether considered a proceeding in equity or at law); and

(d) After giving effect to this First Amendment, (i) each of the representations and warranties contained in the DIP Credit Agreement, as amended hereby, and the other DIP Credit Documents are true and correct in all material respects on and as of the date hereof, as if then made, other than representations and warranties which expressly speak as of a different date; and (ii) other than the Specified Events of Default, no Default or Event of Default has occurred and is continuing.

5. Effectiveness. This First Amendment shall become effective as of the date hereof (the “First Amendment Effective Date”) upon the satisfaction of the following conditions precedent:

(a) The Lender shall have received:

(1) counterparts hereof executed by the Borrower, each Initial Guarantor, each Additional Guarantor and the Lender;

(2) certificate from an officer of the Borrower stating that: (x) all of the representations and warranties contained in this First Amendment, the DIP Credit Agreement, as amended hereby, and the other DIP Credit Documents are true and correct in all material respects on and as of the First Amendment Effective Date, as if then made, other than representations and warranties which expressly speak as of a different date, and (y) other than the Specified Events of Default, no event has occurred and is continuing, or would result from giving effect to this First Amendment, which constitutes an Event of Default or a Default; and

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(3) such other instruments and documents as are reasonably requested by the Agent.

(b) Each of the representations and warranties contained in this First Amendment, the DIP Credit Agreement as amended hereby and the other DIP Credit Documents shall be true and correct in all material respects on and as of the First Amendment Effective Date, as if then made, other than representations and warranties which expressly speak as of a different date.

(c) Other than the Specified Events of Default, no Event of Default or Default shall have occurred and be continuing on the First Amendment Effective Date.

6. Reference to and Effect on the Loan Documents.

(a) On and after the First Amendment Effective Date, each reference in the DIP Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import, and each reference in the other DIP Credit Documents to the DIP Credit Agreement, shall mean and be a reference to the DIP Credit Agreement, as amended hereby and by the Waiver Letters.

(b) Except as specifically amended or consented to above, all of the terms of the DIP Credit Agreement and all other DIP Credit Documents shall remain unchanged and in full force and effect.

(c) The execution, delivery and effectiveness of this First Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender under the DIP Credit Agreement or any of the other DIP Credit Documents, nor constitute an amendment or waiver of any provision of the DIP Credit Agreement or any of the other DIP Credit Documents, nor obligate the Lender to agree to similar consents or amendments in the future.

7. Miscellaneous. Section headings are for convenience of reference only and shall in no way affect the interpretation of this First Amendment.

8. Counterparts. This First Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this First Amendment by signing any such counterpart.

GOVERNING LAW. THIS FIRST AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS WHOLLY TO BE PERFORMED WITHIN SUCH STATE, SUBJECT TO APPLICABLE PROVISIONS OF THE BANKRUPTCY CODE.

[Remainder of Page Intentionally Blank]

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IN WITNESS WHEREOF, this First Amendment has been duly executed as of the date first above written.

MAGNA ENTERTAINMENT CORP.,
as Borrower

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

PACIFIC RACING ASSOCIATION, as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

MEC LAND HOLDINGS (CALIFORNIA) INC.,
as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

Signature Page 1

to

First Amendment

THE SANTA ANITA COMPANIES, INC.,
as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

LOS ANGELES TURF CLUB, INCORPORATED,
as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

Signature Page 2

to

First Amendment

SOUTHERN MARYLAND
AGRICULTURAL ASSOCIATION, a joint venture formed under the laws of the State of Maryland, by its members, PRINCE GEORGE’S RACING, INC. and SOUTHERN MARYLAND RACING, INC., as a Guarantor

BY PRINCE GEORGE’S RACING, INC.

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President, Finance

/s/ William Ford
Name:	William Ford
Title:	Secretary

LAUREL RACING ASSOC., INC, as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President, Finance

/s/ William Ford
Name:	William Ford
Title:	Secretary

Signature Page 3

to

First Amendment

LAUREL RACING ASSOCIATION
LIMITED PARTNERSHIP, a partnership formed under the laws of the State of Maryland, acting through its General Partner, LAUREL RACING ASSOC., INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President, Finance

/s/ William Ford
Name:	William Ford
Title:	Secretary

PIMLICO RACING ASSOCIATION, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President, Finance

/s/ William Ford
Name:	William Ford
Title:	Secretary

MARYLAND JOCKEY CLUB, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President, Finance

/s/ William Ford
Name:	William Ford
Title:	Secretary

Signature Page 4

to

First Amendment

THE MARYLAND JOCKEY CLUB OF BALTIMORE CITY, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President, Finance

/s/ William Ford
Name:	William Ford
Title:	Secretary

SOUTHERN MARYLAND RACING, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

THISTLEDOWN, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

Signature Page 5

to

First Amendment

MEC MARYLAND INVESTMENTS, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

AMTOTE INTERNATIONAL, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

30000 MARYLAND INVESTMENTS LLC, as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

Signature Page 6

to

First Amendment

GULFSTREAM PARK RACING ASSOCIATION, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

GPRA COMMERCIAL ENTERPRISES, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

GPRA THOROUGHBRED TRAINING CENTER, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

Signature Page 7

to

First Amendment

MEC DIXON, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

SUNSHINE MEADOWS RACING, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

MEC HOLDINGS (USA) INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

Signature Page 8

to

First Amendment

REMINGTON PARK, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

PRINCE GEORGE’S RACING, INC., as a Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

MID ISLAND SF., acting through its Zug Branch, as Lender

By:	/s/ Thomas Schultheiss
Name:	Thomas Schultheiss
Title:	Branch Manager

/s/ Peter Nideroest
Name:	Peter Nideroest
Title:	Branch Manager

Signature Page 9

to

First Amendment

AGREED TO AND ACCEPTED BY:

MEC TEXAS RACING, INC., as Additional
Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

RACETRACK HOLDINGS, INC.,
as Additional Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

XPRESSBET, INC., as Additional Guarantor

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice President,
and Chief Financial Officer

/s/ William Ford
Name:	William Ford
Title:	Secretary

Signature Page 10

to

First Amendment

Exhibit 1

Schedule B - Budget

EXHIBIT C

TERMINATION AGREEMENT

THIS AGREEMENT made as of the 20th day of April, 2009.

B E T W E E N:

MAGNA ENTERTAINMENT CORP.

GULFSTREAM PARK RACING ASSOCIATION, INC.

GPRA COMMERCIAL ENTERPRISES, INC.

GPRA THOROUGHBRED TRAINING CENTER, INC.

MEC LAND HOLDINGS (CALIFORNIA) INC.

MEC MARYLAND INVESTMENTS, INC.

MEC TEXAS RACING, INC.

PACIFIC RACING ASSOCIATION

RACETRACK HOLDINGS, INC.

30000 MARYLAND INVESTMENTS LLC

XPRESSBET, INC,

(hereinafter referred to as the “Sellers”)

-and-

MI DEVELOPMENTS INC.

(hereinafter referred to as “MID”)

WHEREAS the Sellers and MID are party to a purchase agreement dated as of March 5, 2009, as amended by an amending agreement dated as of April 1, 2009 (the “Purchase Agreement”);

AND WHEREAS the parties have determined to terminate the Purchase Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

1. Termination of Purchase Agreement.

Subject to and in accordance with Section 9.4 of the Purchase Agreement governing the effect of termination of the Purchase Agreement, effective as of the date hereof, the Purchase Agreement, including all the respective rights and obligations of the parties thereunder, shall be terminated and be null and void and of no further force or effect.

2. Deposit

Pursuant to Section 2.3 of the Purchase Agreement, the parties agree that the Deposit (as defined in the Purchase Agreement) is hereby returned by the Sellers, effective immediately and the pledge of MID Indebtedness (as defined in the Purchase Agreement) is hereby released by the Sellers, effective immediately.

3. Expenses

For greater certainty, the parties agree that all costs and expenses of the parties relating to the Transaction (as defined in the Purchase Agreement) shall be paid by the party incurring such expenses, and MID shall not be entitled to any payment with respect to its fees or expenses pursuant to Section 3.3 of the Purchase Agreement.

4. Further Assurances.

The parties hereto agree to do all such acts and things and execute and deliver all such agreements, instruments and other documents as may reasonably be required to carry out the intent and purpose of this Agreement.

5. Governing Law.

This Agreement shall be construed and governed in accordance with the internal laws of the State of New York, without giving effect to any principles of conflicts of law.

6. Counterparts.

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which when taken together shall constitute one and the same instrument. Delivery of an executed signature page by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first written above.

MI DEVELOPMENTS INC.

By:	/s/ Richard J. Crofts
Name:	Richard J. Crofts
Title:	Executive Vice-President,
Corporate Development,
General Counsel and Secretary

By:	/s/ Richard J. Smith
Name	Richard J. Smith
Title:	Executive Vice-President and
Chief Financial Officer

MAGNA ENTERTAINMENT CORP.

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

GULFSTREAM PARK RACING ASSOCIATION, INC.

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

GPRA COMMERCIAL ENTERPRISES, INC.

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

GPRA THOROUGHBRED TRAINING CENTER, INC.

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

MEC LAND HOLDINGS (CALIFORNIA) INC

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

MEC MARYLAND INVESTMENTS, INC.

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

MEC TEXAS RACING, INC.

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

PACIFIC RACING ASSOCIATION

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

RACETRACK HOLDINGS, INC.

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

XPRESSBET, INC.

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary

30000 MARYLAND INVESTMENTS LLC

By:	/s/ Blake Tohana
Name:	Blake Tohana
Title:	Executive Vice-President and
Chief Financial Officer

By:	/s/ William Ford
Name:	William Ford
Title:	Secretary